Exhibit 99.1

Trillion Announces MCTO and Expected Timing of Annual Filings

May 1, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces that the British Columbia Securities Commission has granted a management cease trade order (“MCTO”) under National Policy 12-203 in connection with the Company’s annual financial filings for the year ended December 31, 2025.

The MCTO restricts trading in the Company’s securities by certain insiders, including the Chief Executive Officer and Chief Financial Officer, until the required filings have been completed. The MCTO does not affect the ability of other shareholders to trade in the Company’s securities.

The Company is in the final stages of completing its annual financial statements, management’s discussion and analysis, and related CEO and CFO certifications (collectively, the “Annual Filings”), and expects to file the Annual Filings on or about May 8, 2026.

The timing of the audit reflects a transition to a new independent qualified reserves evaluator and the additional time required to complete the associated reserves report in support of the year-end financial reporting process. The reserves report has now been completed and filed on SEDAR+ as of April 30, 2026, and the audit process is progressing toward completion. Trillion continues to work closely with its auditor, MNP LLP, and remains focused on completing the Annual Filings as soon as practicable.

The Company intends to comply with the alternative information guidelines set out in National Policy 12-203 during the period prior to the filing of the Annual Filings, including the issuance of biweekly status updates. Trillion confirms that it continues to operate its business in the normal course and that there are no insolvency proceedings against the Company. The Company is not aware of any material information relating to its affairs that has not been generally disclosed.

ABOUT TRILLION ENERGY

Trillion Energy International Inc. is focused on oil and natural gas exploration and production in Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (c3 and c4 licenses) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. More information may be found on www.sedarplus.ca, and on our website at www.trillionenergy.com.

Requests for further information should be directed to:

Sean Stofer, CEO

David Thompson, Chief Financial Officer

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com